EXHIBIT 99.1

Commission File Number 001-31914

ANNOUNCEMENT

NOMINATION OF DIRECTORS

China Life Insurance Company Limited (the “Company”) announces that on 8 March 2022, the board of directors (the “Board of Directors”) of the Company considered and approved the proposals in relation to the nomination of Mr. Bai Tao as a candidate for Executive Director of the seventh session of the Board of Directors and the nomination of Mr. Huang Yiping and Ms. Chen Jie as candidates for Independent Directors of the seventh session of the Board of Directors. Such proposals shall be submitted to the shareholders’ general meeting of the Company for consideration and approval. The qualifications of Mr. Bai Tao, Mr. Huang Yiping and Ms. Chen Jie as Directors are subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”).

The biographical details of the candidates for Directors are set out below:

Mr. Bai Tao

Mr. Bai Tao, born in 1963, has been the Secretary to the Party Committee of China Life Insurance (Group) Company, the controlling shareholder of the Company, since January 2022. From August 1984 to May 2014, Mr. Bai Tao worked at Industrial and Commercial Bank of China Limited (a company listed on the Hong Kong Stock Exchange, stock code: 1398, and the Shanghai Stock Exchange, stock code: 601398) and successively served as an Assistant to the President of Hainan Branch, the Deputy General Manager of the Project Credit Department of the Head Office, the Vice President of Jilin Branch, the Vice President (responsible for daily operations) and the President of Hunan Branch, the General Manager of the Asset Risk Management Department, the General Manager of the Risk Management Department and the President of the Internal Audit Bureau of the Head Office. From May 2014 to August 2016, he served as the Vice President of China Life Insurance (Group) Company. From September 2016 to July 2018, he served as the Deputy General Manager of China Investment Corporation, during which he also served as an Executive Director and the General Manager of Central Huijin Investment Ltd. from October 2016. From July 2018 to January 2020, Mr. Bai Tao served as the President, an Executive Director and the Vice Chairman of The People’s Insurance Company (Group) of China Limited (a company listed on the Hong Kong Stock Exchange, stock code: 1339, and the Shanghai Stock Exchange, stock code: 601319), during which he also served as the Chairman of PICC Investment Holding Co., Ltd. from February 2019 and the Chairman of PICC Capital Investment Management Company Limited from July 2019. He was the Chairman of State Development & Investment Corp., Ltd. from January 2020 to January 2022. Mr. Bai Tao, a senior economist, graduated from Renmin University of China with a doctoral degree in economics.

Commission File Number 001-31914

Mr. Huang Yiping

Mr. Huang Yiping, born in 1964, is the Associate Dean of the National School of Development, the Jinguang Chair Professor of Finance and Economics, and the Director of the Institute of Digital Finance of Peking University. Currently, Mr. Huang Yiping also serves as the Vice President of the Public Policy Research Center and a researcher of the Finance Research Center of the Counsellor’s Office of the State Council, the Chairman of the Professional Committee of FinTech Development and Research of the National Internet Finance Association of China. He is concurrently a member of China Finance 40 Forum (currently the Chairman of its Academic Committee), a member of Chinese Economists 50 Forum, as well as the Editor in Chief of China Economic Journal, and the Deputy Editor in Chief of Asian Economic Policy Review.

Mr. Huang Yiping has been an Independent Director of Ant Group Co., Ltd. since August 2020. He served as a member of the Monetary Policy Committee of The People’s Bank of China from June 2015 to June 2018, the Managing Director of the Emerging Market Headquarters/the Chief Economist of Asian Emerging Markets of Barclays Capital Asia from August 2011 to June 2013, the Managing Director/the Chief Economist of the Asia-Pacific region of Citigroup Inc. from May 2000 to February 2009, and a senior lecturer and the Director of China’s economic projects of The Australian National University from August 1993 to April 2000.

Mr. Huang Yiping obtained a master’s degree in economics from Renmin University of China and a doctoral degree in economics from The Australian National University.

Ms. Chen Jie

Ms. Chen Jie, born in 1970, is the Director and a researcher of the Commercial Law Research Unit of the Institute of Law, a professor and doctoral tutor of Chinese Academy of Social Sciences. She is a member of the Chinese Legal System Committee of China Democratic League, as well as the Vice Chairman of China Business Law Society, an Executive Director of each of the Institute of Commercial Law and the Institute of Securities Law of China Law Society, and a Director of the Institute of Insurance Law of China Law Society. Ms. Chen Jie is also a member of the Appeal Review Committee of Shenzhen Stock Exchange, a member of the Expert Advisory Committee of Beijing Financial Court, and an arbitrator of each of Beijing Arbitration Commission/Beijing International Arbitration Center, Shenzhen Court of International Arbitration, China International Economic and Trade Arbitration Commission, Shanghai International Economic and Trade Arbitration Commission and Shanghai Arbitration Commission.

Ms. Chen Jie served as an Independent Director of Central China Land Media Co., Ltd. (a company listed on the Shenzhen Stock Exchange, stock code: 000719) from December 2010 to April 2017, an Independent Director of BOMESC Offshore Engineering Company Limited (a company listed on the Shanghai Stock Exchange, stock code: 603727) from January 2016 to January 2019, and an Independent Director of Sino Geophysical Co., Ltd. (a company listed on the Shenzhen Stock Exchange, stock code: 300191) from November 2015 to November 2021.

Ms. Chen Jie obtained a bachelor’s degree in law from East China College of Political Science and Law, a master’s and doctoral degrees in law from Peking University, and a postdoctoral qualification from the Institute of Law of Chinese Academy of Social Sciences.

Each of the above candidates for Directors will enter into a service contract with the Company. His/Her term of office shall be effective from the date of approval by the CBIRC and end on the expiry of the term of the seventh session of the Board of Directors. He/She is eligible for re-election upon expiry of his/her term. Mr. Bai Tao will not receive any director’s fee or remuneration from the Company. Each of Mr. Huang Yiping and Ms. Chen Jie will be entitled to director’s fee to be determined by the Board of Directors and subject to approval at the shareholders’ general meeting.

Commission File Number 001-31914

Save as disclosed above, each of the candidates for Directors has not held any directorship in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Each of the candidates for Directors does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Further, there is nothing in respect of the nomination of each of the candidates for Directors that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything that needs to be bought to the attention of the shareholders of the Company.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 8 March 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao